Filed Pursuant To Rule 433

Registration No. 333-275079

May 30, 2024

Consensus: Ground Game: Advocating for Crypto in D.C. and at the Grassroots

DEPUTY MANAGING EDITOR GLOBAL POLICY & REGULATION, COINDESK, JESSE HAMILTON: Hey, uh, how's it going? Everybody? We're, uh, so in, in my thinking, um, in, uh, dc uh, for my DC policy world bias. Uh, what we're gonna talk about today is, is really sort of the heart of the matter, um, for steering the course of, of digital assets, uh, regulation in the US as assuming it, it's going to happen someday. <laugh>. Uh, so we have an ideal trio to walk us through this, um, or run us through it because we have a lot to cover. But, uh, we have with us, uh, Perianne, boring founder and CEO of the digital Chamber, uh, who's been trying to herd the cats of, uh, a crypto policy in Washington for a while. Uh, Nick Carr is, uh, chief strategist with, uh, stands with crypto, which is fomenting a, a political uprising of crypto enthusiasts. And, uh, finally, Craig, Craig Salm, the Chief Legal Officer, uh, at Grayscale, who's kind of, what a, like a legal samurai facing the SEC, right? And as as it happens, winning at the, at the moment, right? Uh, so part of, part of the, uh, title of this session is, uh, is advocating. And, um, that can of course mean a lot of things. Uh, you know, letters and calls from, you know, regular folks, uh, tens of millions in, in, uh, crypto campaign donations. We just saw another announcement today on that, uh, you know, media campaigns, meetings on Capitol Hill, uh, with the federal agencies, uh, and also the willingness, uh, to take some matters into the courtroom when, when required, uh, meaningfully, meaningfully. Looking at Craig, when I <laugh> when I say that. Uh, so let's start with, with you Craig, uh, since so much of the political and voting perspectives, uh, may come from the others, uh, you've gone through the entire process of trying to influence, uh, the federal government to take a particular action. Of course. Uh, it's a long story that ends with crypto ETFs. Uh, what are the standout lessons that you would say you and, and, uh, and Grayscale learned, uh, about hitting an impasse with the SEC and getting through it?

CHIEF LEGAL OFFICER, GRAYSCALE INVESTMENTS, CRAIG SALM: Yeah, so, um, Grayscale, we're the world's largest crypto asset manager. Um, we manage investment vehicles that offer securities. So the SEC is our natural regulator, and we're always engaged with them on various matters on a constructive basis. Uh, and the matter you're referring to was when we were trying to turn our flagship product, Grayscale Bitcoin Trust, uh, which at the time was largest Bitcoin product in the world, publicly traded, but not an exchange traded fund, which has really proven to be the most optimal way to invest in any asset class, whether it's stock bonds, commodities, or cryptocurrencies. And we began a process with several other issuers to have approval from the SEC to offer these kinds of vehicles in the US. Um, we felt there was a really strong case for it, because earlier in the year, the SEC had approved another kind of ETF that held a derivative of Bitcoin, Bitcoin futures. And in our mind, if, if the SEC's okay, with this derivative of Bitcoin, which literally derives its pricing from Bitcoin, then why shouldn't they be okay with an ETF that holds actual Bitcoin. Um, we went through the, the ordinary course process. Unfortunately, we were denied. And at that point, you know, we're managing a fund that's about $30 billion of AUM. It had nearly a million investors across all 50 states. Uh, and these investors wanted it to be an ETF because of all the benefits that come with that, more regulation. It's just a better vehicle. And we could have either done nothing and just, you know, continued the status quo. We could have waited for Congress to pass legislation that would've brought more clarity and allowed it to happen, or we could have pursued the third branch of government, which was the judiciary branch. Um, it was not an easy choice to make. Nobody wants to be engaged in litigation with your regulator. But the overall ethos, I would say, is that it was always about mutual respect and just an intellectual disagreement. I think it's really important to approach your regulators in that manner, um, and when you feel like there's something that should be challenged and, um, you to make that calculated and difficult choice.

HAMILTON: We're gonna get back to, to, uh, sort of that idea of, of, uh, advocating in the courtroom, but, uh, we should, we should definitely get right into Congress, 'cause that's where we're seeing so much, uh, energy in action legally. Uh, we've got, so we've got several, uh, lawmakers at the event, um, in Austin this week. So we'll just, just speak quietly between us so they don't overhear. Uh, what, uh, how did so many, uh, members of Congress suddenly get so interested in crypto? Uh, and Perianne, why don't you walk us through this?

FOUNDER AND CEO, THE DIGITAL CHAMBER, PERIANNE BORING: I don't think it was something that happened subtly. I think a lot of changes happened in a short amount of time, but this was the result of many years of relationship building. That's a big part of what we do at the Digital Chamber, and so many others from the industry have really invested in, is connecting with our members of Congress, educating them about businesses that are growing in their district, and why we need them to support building a legal framework that's gonna allow the US to lead in this technical space, uh, globally. Bitcoin cryptocurrency, blockchains, really became a partisan issue after the FTX SBF fraud debacle. That was a massive black eye to the industry. And of course, SBF had made millions of dollars in donations to the Democratic Party. There was a lot of retaliation, I believe, because of that. I think a lot of those members felt like they had to be tough on crypto because they were now somehow connected to this fraudulent project. Uh, and it's a very natural, predictable reaction to have. Fast forward, we now, thanks to, uh, Grayscale, uh, and what they did by sticking their neck out and suing their regulator, have brought Bitcoin to the stock market. We now have institutional grade Bitcoin products, billions of dollars of, uh, multi, you know, multi-billion dollars of investment clamoring into this space in a very short amount, period of time. And we have an election coming up. It's really changed the dynamic in Washington DC. So I think there's a lot of factors that have gone into this shift that we're seeing and the dialogue, uh, in Congress. And, you know, our goal is to get this back to a non-partisan topic. It should be about jobs, US competitiveness, economic impact. It shouldn't be about is this a Democrat thing or a Republican thing.

HAMILTON: It's, it's certainly been fascinating to, to watch in, in Washington. Um, I wanted to address a couple. There have been a couple of recent, uh, uh, polls, Harris polls, uh, sponsored by the crypto industry that are really fascinating to, uh, to see, uh, because they, they sort of address this idea of whether there's, the question of whether there's a crypto voter out there is going to, uh, you know, consider crypto above, above everything else. Now, one of the polls, uh, found that, that 69% of voters, I think it was, had negative views about crypto, which is not a great place to, to start. Uh, I guess there's a lot of work to be done, but, uh, I guess maybe a positive from both of these polls was that it, uh, depending on which one you read, it's either one in three or one in five, uh, of the respondents consider crypto a serious issue when they're considering that whether to support a candidate. And, uh, so that makes me, uh, bring a question to, to Nick, like, what, um, has, has the crypto voter arrived, I guess is the question?

CHIEF STRATEGIST, STAND WITH CRYPTO, NICK CARR: Yeah, I mean, it's a, it's a great question and, and I think what Perianne was talking about, you know, this has been a multi-year journey to get to where we are, right? This didn't happen overnight, but I do think you're seeing the crypto constituency become the crypto voter in real time. I mean, since Stand with Crypto, since we launched Stand with Crypto in August, we've had over nine, almost 900,000 individuals sign up. And just this month alone, we went up almost three to 400,000 individuals leading up to fit, the fit vote FIT21.

HAMILTON: What's the party like at a million?

CARR: Well <laugh> just, just supporting crypto advocacy is, is the first signing up, uh, movement part. But, uh, I think you are seeing in real time the crypto constituents become the crypto voter. And I think to add onto to what Perianne was saying, you know, with, what Craig was saying about the ETFs, is that you're seeing the crypto community, the founders, the builders themselves, be comfortable and willing to share how they feel, and that they care about this issue to their lawmakers directly through calls, through emails. And we've helped facilitate tens of thousands of calls and emails, almost 200,000 touch points to Congress from builders, from founders, from, from just folks who care about crypto firsthand to their policy makers to say, Hey, we care about this issue. We care where you stand on this issue, and we're paying attention. Mm-Hmm. <affirmative>,

BORING: If I can share some, some other stats to build on that. You, you referenced a very specific poll, uh, but there's over 50 million crypto owners in the United States today. This is a very large constituency. Uh, this year in 2024 is really, we're seeing a very big shift in the political landscape in voter blocks. 49% of eligible voters in the US today are Gen Z and millennials, 60% of crypto owners are Gen Z or millennials. We are becoming the majority. That's a, that is a, uh, a very powerful shift that we're seeing. Also, gen Zs and millennials are less likely to identify as a Republican or a Democrat. The majority of them identify as something in the middle, something more, you know, independent. They more so resonate with talking points about tolerance and choice, less so Republican talking points or Democrat talking points. And I think what crypto represents is the community of tolerance and choice. Everyone is equal on chain. Everyone should have the right to choose what they invest in, what they use for payments, so on and so forth. So just kind of broadening, I think there's so much potential for crypto to be the party of the future, and it has the potential to change the political answer.

HAMILTON: Is there now a voting block ready to make, make their primary decisions based on crypto?

BORING: I, we'll see in November, we'll find out, we'll see in November. It may take a little bit more time for all this to make its way. I think there, there's a huge potential and it's really about getting people engaged and invigorated to show up in political action. So many young people have been so disenfranchised by our two party system. And I think, again, what crypto really represents is changing the paradigm. And it's really, I mean, I think the work we're all doing is so important, but I, I mean, I love what Nick is doing of just getting people to participate in political action. 'cause so many people have been turned off by the system. 'cause our whole lives we have.

SALM: Yeah. And then like, one thing I'll say is that crypto is obviously a very large topic. It's like saying you have a negative view about the stock market or something, which wouldn't really make a lot of sense, I don't think. Um, in our Harris poll study, one of the data points was that following the Bitcoin ETF approval, nearly all American or likely American voters knew about what Bitcoin was. And I think as you have these catalysts that force them to learn about it, then maybe their views will change. Um, in that same hole, only half of those people knew about Ethereum. Yeah. So the fact that there was a 50% drop off, and then, you know, let alone what the drop off will be for all the other crypto assets, um, I think that's stat that 70% or whatever it is that have a negative view on crypto could just be misinformed. And also, it just applies to such a big thing. And, you know, we're focused on obviously the high quality aspects of the industry, and there is a long tail of, of other things that are, you know, probably won't be around in the long term. So I do think there's a lot that, um, could be changed about people's perceptions of what crypto is. And, uh, so I wouldn't take that particular data point, you know.

HAMILTON: Let's, let's take a, let's see if anyone's paying attention. We'll take a very unscientific poll here. Uh, who in the audience, let's be honest, who in the audience would consider crypto like a number one consideration when they're supporting a candidate? By show of hands, <laugh>.

BORING: Can I participate?

SALM: Biased audience?

HAMILTON: Okay. Some, some. Um, now you're so Nick, you're trying to, to round up the masses. Uh, this, uh, what, uh, what do you think, um, one point I find interesting about the polling is that, you know, it, it indicates that that crypto may for a lot of people be a, a fairly important issue, but it doesn't necessarily indicate whether that's a positive or negative. And so, if, if you're, uh, if you're familiar with, uh, you know, such a large number of, of people who are interested in crypto, do you think, do you think those people who are sort of crypto interested are more likely to favor or fear it? When, when it comes to the election? Is that a, are those yes votes or no or no votes? Uh,

CARR: I, I think it, I think now more than ever, the crypto community feels like they have an opportunity to make their voices heard. I mean, there, there is a reason why so many lawmakers voted for FIT. I mean, there is a reason why candidates on all, uh, you know, house and Senate, even presidential, are talking about crypto in a way that we've never seen before two or four years ago. It's because the community is starting to make their voices heard. So I do think the community is very excited to make their voices heard throughout this year and continue to do that. I mean, we've helped facilitated, like I said, tens of thousands of emails and calls just just alone to Congress leading up to FIT. And we had members of Congress telling their staff, right? Being like, I need to know what my constituents care about. Because these are folks not only, you gotta keep in mind it's the crypto community, but they're also in their own districts, right? They're reaching out to their own members saying, Hey, I'm building here. Hey, I'm creating here. Hey, I employ five or 10 people in your own district, and I care about this, and you need to care about what I think about this too. Mm-Hmm, <affirmative>. So I do think they're very excited. I think it's a pivotal year. Uh, and I think they're very excited to make their voices heard.

HAMILTON: How, uh, say like, yeah go ahead

SALM: You know, not to bring us back to ETFs just because that's what I do, but I think as these things become more accessible, you have folks that were not able to buy it or invest it or hold it, that now can do that. Institutions, sovereigns, um, pensions that bring in more stakeholders. They're then talking to their, you know, local congressmen or, you know, folks on the hill. So that's making them think more about crypto. And so all of those positive externalities, I think, are really playing out in what you two are seeing. Um, so I think the more of these things become accessible, the more you get stakeholders and then,

HAMILTON: You know, and certainly there's more and more at, uh, yeah. So, um, I'm putting you on the spot a little bit, Nick, but who's, uh, who's signed up with, uh, uh, Stand With Crypto Nick's group? Uh, let's see. You're doing a pretty good job, I think. Well,

CARR: If anyone else wants to sign up, just visit standwithcrypto.org and, uh, feel free to join the movement

HAMILTON: <laugh>. Um, so I'd like to, uh, sort of talk about nuts and bolts. Like, you know, we talk about the voters, uh, but what are they actually going to be voting for, uh, in this election? And I'm particularly interested to hear Perianne, um, what is the meaning for the crypto industry in, in, uh, these congressional elections especially, and maybe the, the potential shift in majorities in the, the, uh, house and Senate, the, you know, if that happens, what, what's the meaning of that for, uh, for the industry?

BORING: So in the event that the house flips, so today it's, uh, under Republican leadership, if it flips back to Democrat leadership, that means, um, well, I mean, what, it just shifted this past Congress. So we had Maxine Waters who was chairing the House Financial Services Committee, and McHenry took over uh, last year. And what we got was the FIT bill through not only through committee, but to the floor for a vote as well as SOB 121, right through both chambers. We've seen a lot of leadership from, uh, Republicans, if that shifts, uh, could, uh, that slow down the opportunity of market structure getting through both chambers next Congress, potentially, uh, on the Senate side. Uh, right now it seems highly likely that is going to go, uh, red. Um, and having Republicans, uh, controlling the Senate Banking Committee, I think ultimately would be helpful in getting market structure done. Uh, 'cause Shontel Brown has not done any favors in bringing any bills forward, uh, for a vote that would solve the legal issues, uh, that our community has. I think it is important that we get a market structure bill that meets the ethos of the crypto industry through Congress, and you've gotta have the right people who control the agenda to do that. But then you also have to have the right person in place that the White House is gonna sign the bill and not veto, uh, something. So, uh, Republicans overall have been more, uh, open to moving legislation, uh, Democrats less so, uh, they've voted for it. Will they move it? That's, I think that is the big question.

HAMILTON: That was, I mean, that the 71 Democrats who came on board for, uh, FIT 21 was a kind of a tremendous moment in, uh, you know, observing this, this process. So I guess we'll see how that pans out later this year. And, and well maybe into the next session. Uh,

BORING: Can I just add one more

HAMILTON: Yeah, Go ahead

BORING: Thing to that. So when we talk about, uh, someone who's willing to be a one issue voter for crypto, what I think we should be is because at the end of the day, the right to open source software systems, whether that's Bitcoin or Ethereum or whatever, this is, freedom of speech. I think cryptocurrencies are the canary in the coal mine for our natural rights. And that's why it should be the number one issue for all Americans, regardless if you care about crypto at all. If we, if Congress, if the administration tries to take our away, our ability to have access to an open source system that is a violation of our freedom of speech that impacts our property rights. 'cause of course, the innovation of Bitcoin created digital property rights that's fundamental to our, our country. Uh, and it's, uh, is also our freedom to assemble. The blockchain allows us to coordinate and collaborate in a digital way. So, whether or not you are invested in cryptocurrency, or this is an asset class that resonates with you, this is a technology that enables some of our most sacred freedoms, and that's worth protecting, and that's what I think people will vote on.

HAMILTON: So, I don't know, I don't wanna open up too much of a can of worms, but we should shift to the, the executive, uh, momentarily. So, uh, as briefly as possible, uh, like to ask what's at stake in the presidential election this year, and, uh, Nick wants to start. Uh, go ahead. What's it take in the presidential election?

CARR: Oh, I, I think this is one of the most consequential elections we'll ever see in the US. I think, um, the fact that you've seen crypto legislation be voted on in the entire house. I mean, like Perianne was talking about, and you even mentioned Jesse with so many, uh, democrats and, and Republicans voting for this, even the former Speaker of the House voting for this itself is an incredible moment in our time. So I think, uh, with even the ETF that Craig mentioned as well, I mean, we, we have so much movement right now. I I think people are so excited they are going to make their voice through. I think everything is at stake this year, but I think it continues the narrative forward that, you know, kind of crypto is a part of the national conversation. It is here, it is happening at all levels, house, senate, presidency, and everyone is talking about it. And that's really, really exciting. And it gives us, all of us an opportunity, founders builders, to make their voices heard.

HAMILTON: Perianne, you want take a crack at it.

BORING: This is the first time in our history that you have all, all candidates. Uh, and this is also a very unique election because we have an independent, uh, who's gonna be on, uh, the ballot in all 50 states as well. All three of them are talking about crypto. Uh, if anything, this is a very free, uh, and incredibly, you know, this could have been a very expensive marketing campaign for the digital asset space. And just them bringing awareness to what cryptocurrencies are, why it should be a part of the national conversation, I think is a great thing for the industry. Uh, when, uh, president Trump, he was the first sitting president that spoke the word Bitcoin and crypto. He sent out a tweet. It said things that were actually very negative. He said he didn't like it. He's since changed his tune, which is is great. But even though he said he wasn't a fan of Bitcoin or cryptocurrencies, the whole industry was so excited because we felt like we had arrived. He knows who we are, he's acknowledging our existence. So it just goes to show you that crypto is becoming mainstream, and that's our mission at the Digital Chamber, is to bring this technology to the people of the world, and to have the most powerful people in the world campaigning on this just shows how far we have come in such a short amount of time. We have such a positive and bright future.

HAMILTON: And of course, uh, uh, Kennedy, one of the candidates is going to be on our, uh, main stage at the end of the day today. So we wanna make sure you catch that. Uh, so politics aside for the moment, uh, you know, when push comes to, comes to shove, Grayscale certainly, uh, demonstrated that a courtroom can be an effective battleground. Um, I guess it's a last resort, of course. But, uh, how important do you think Craig, uh, the judicial remedies will be in steering, uh, the other branches of government on crypto?

SALM: Um, I completely agree. I think it should be a, a choice of last resort. Uh, it's timely, it's costly. In our case, it was somewhat faster than usual because we were engaged in litigation against a federal agency. So you skip the trial court level where a lot of the time consumption of discovery and, um, you know, interrogatories and all that takes place. And so you go straight to the appellate level, and it was about a year and a half long process. Um, but I don't think that's a sustainable strategy to get the clarity that we all want for this entire asset class. I think it's good for particular issues. And in our case, from one perspective, it was a very narrow issue about a Bitcoin ETF. Um, but I do believe about those positive externalities that I mentioned before are really playing out. And so in that regard, it was a bigger issue and a, a bigger victory than just the particular, you know, financial product. Um, but I think in the long term thoughtful legislation, things like FIT 21 are really what we need, um, classification of assets, are they commodities, are the securities, how do you regulate the intermediaries like the brokerage dealers, exchanges and custodians? I think that kind of comprehensive and thoughtful legislation is what's needed in the long term if the US will continue to be a leader and the way that, you know, Silicon Valley's in the US and we're lucky to have that there. With all the companies that are US-based. We want to have the Silicon Valley crypto also be here in the us

HAMILTON: Unfortunately, there's a bit of a, it seems like a race going on between federal courts and, and Congress to see who can kind of get to the, uh, the meat of this first. Um, so Nick, I wanted to ask you, uh, you guys are trying a lot of things, um, you know, to reach people, to get people motivated. Uh, if you had to choose one, what do you think is the, uh, sort of the best bang for the buck in government influence?

CARR: I, I, I have to say fly-ins. So we have the opportunity to bring founders, builders firsthand to DC to meet with their members of Congress, the folks that are building in their districts, meeting with their own representatives, to tell them firsthand what it means to them to be in the crypto space, uh, with their use cases, with their unique use cases, with their building, with their folks they're employing in their districts. I think those fly-ins, those in-person meetings with the staff, with the members, which are just as powerful staff and members are so impactful. I mean, the founders telling their stories firsthand to members, to staff, even in their own districts, having district meetings makes such a huge difference because they don't know what they don't know. I mean, that's just a big thing. Staff and members need to be educated just as everyone else. And having founders who can tell that story in their own way is so powerful, and they're doing it from their own district. It carries so much weight when you're saying, not only am I building your district, I'm a voter in your district. I care about what you think about this, and you're my representative, and I'd like you to care too. And those are so impactful. I think they are the best bang for the buck.

SALM: Yeah, I, I could not agree more with that. Um, like, again, to go back to that statistic, um, you put out about, you know, 69% of people think crypto is bad. Um, I doubt many of those people have actually engaged with founders or people that are actually in the industry. And when members of Congress or their staffers actually, or regulators meet the human beings behind these projects and protocols, I think it really does change things and gives a lot more credibility and respect to what we're all trying to do.

HAMILTON: What's been, uh, particularly effective for, for you guys Perianne?

BORING: Well, those in-person meetings are really important, and we've been building those relationships for a decade, but it's a combination of things. It's having businesses show up in people and be a part of the political process. I think it's our civic duty that everyone meets with their congressional representative and explains why they should be supporting our industry. I mean, I did my civic duty for FIT. I met with my personal representative. Uh, I live in Jacksonville, Florida, and I just moved there. So I have a new member of Congress, and I met with him and I said, where are you? And he said, you know, you're the only second person that's ever come in to talk to me on the topic of crypto. So I, I, I'm learning. And we talked all about the bill and why we think he should vote for it. And at the end of the meeting, he said, I'm gonna vote for it. And so I, I took a picture with him and I put it on Twitter, and I said, he has committed to vote for fit, and he did. So those touch points can be really important. The legal strategy is also very important as well, uh, because at the end of the day, uh, there's been a lot of times where we've gone to the agencies and we said, look, we will litigate on this and we believe we will win. And we've had several times the agencies have turned around and said, yeah, we don't wanna lose in court. We're gonna change our tune. Um, unfortunately you guys actually had to go into litigation, but the threat of litigation has been enough for us in our advocacy, uh, as well. And then, uh, look, we're talking politics, money speaks. Uh, also having, uh, large, uh, PACS and contributions in the political space, I do think is having a big influence. Um, we, this industry has, uh, donated, uh, hundreds of millions of dollars to Crypto PACSyou can run for president, the president of the United States with that kind of money. And, and that, that it really shows we are maturing as an industry and all of these factions from the grassroots businesses being engaged, the litigation, uh, the, the money, the, the political game, all of these factors are really playing a role in ensuring that crypto wins.

HAMILTON: Uh, Nick, you guys have started a, a PAC, uh, I assume you must think it's worth a try to, uh,

CARR: Yeah. I mean, we have an associated PAC, uh, the Stand with Crypto PAC to obviously help. Uh, we can endorse candidates publicly, and we can just kind of give another layer to the members of Stand With Crypto, an opportunity to engage with their members of con-, you know, with candidates firsthand in the electoral process. So I think it's incredibly important,

HAMILTON: Uh, you know, having personally seen, uh, Grayscale ads in a union station in Washington, uh, a couple years ago. Is that, do you guys think the, the media campaigns are effective in reaching the lawmakers as well?

SALM: It was extremely effective. Um, in that we ran this campaign to encourage our investors and the overall crypto community to send in letters to the SEC as a part of the Bitcoin ETF consideration process, um, which I don't think many people knew you can do, but the SEC wants to take in public feedback as they're thinking about these difficult issues. And so we felt we really, um, would be helpful. We activated, you know, our investors and others sending in letters and, um, would you consider breaking a record for SEC common letters effective? Like that's the outcome of that campaign, so, um, and again, I, I go back to doing it respectfully and the letters were, you know, well written. Um, we had a form for some people that just wanted to say, yes, I agree with this. Um, but yeah, overall I think it was a very effective campaign. And there are a lot of diverse perspectives given from investors, but also academics and former regulators, um, you know, trade associations in financial services, and then also crypto.

HAMILTON: We, uh, unfortunately have to leave it there.

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